Exhibit 11
Applied Nanotech Holdings, Inc.
Computation of Income (Loss) Per Share

	Three Months ended June 30,		Six Months ended June 30,
	2014	2013	2014	2013

Computation of loss per common share:

Net loss applicable to common shares	$(1,456,402)	$(643,918)	$(1,897,882)	$(2,018,858)

Weighted average number of common shares	157,163,416	127,993,613	155,801,782	126,450,138

Net income (loss) per common share	$(0.01)	$(0.01)	$(0.01)	$(0.02)

** No computation of diluted loss per common share is included for the other periods because such computation results in an antidilutive loss per common share.